SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2001

OR

[ ]   TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934 (NO FEE REQUIRED)

For the transition period from _____to_____

Commission file number: 0-10967

A.   Full title of the plan and the address of the plan if different from that of the issuer named below

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive
office:

First Midwest Bancorp, Inc.
300 Park Boulevard
Suite 405, P. O. Box 459
Itasca, Illinois 60143-0459

Page 1 of 18 Pages
Exhibit Index on Page 2

REQUIRED INFORMATION

Financial Statements

Items 1 - 3.

       Omitted in accordance with Item 4.

Item 4.

The First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ('ERISA'). In accordance with item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

- Report of Independent Auditors
- Statements of Assets Available for Benefits
- Statements of Changes in Assets Available for Benefits
- Notes to Financial Statements
- Supplemental Schedule

Exhibits

	Sequentially Numbered Page
Consent of Ernst & Young LLP	18

2

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2001 and 2000

(With Report of Independent Auditors)

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

FORM 11-K

Years Ended December 31, 2001 and 2000

TABLE OF CONTENTS

Report of Independent Auditors

The Plan Administrator
First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of assets available for benefits of First Midwest Bancorp, Inc. Savings and Profit Sharing Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at the end of the year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement and Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

May 31, 2002

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Statements of Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash	$ 9,775	$ 1,154
Investments, at fair value	110,381,338	98,168,695
Receivables:		
Employer contributions	490,317	393,823
Participant contributions	-	790
Accrued investment income	460,744	489,089
Total receivables	951,061	883,702
Assets available for benefits	$ 111,342,174	$ 99,053,551

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions:		
Investment Income:		
Dividends	$ 1,409,578	$ 1,434,171
Interest	775,333	1,051,607
Net appreciation		
(realized and unrealized) in fair value of investments	8,093,451	238,336
Total investment income	10,278,362	2,724,114
Contributions:		
Employer	3,561,333	2,965,674
Participants	2,913,362	2,844,651
Total contributions	6,474,695	5,810,325
Other Income	-	3,436
Total additions	16,753,057	8,537,875
Reductions:		
Benefits and distributions to participants	4,391,618	11,506,300
Other payments	4,527	6,900
Other reductions	68,289	-
Total reductions	4,464,434	11,513,200
Change in net assets	12,288,623	(2,975,325)
Assets available for benefits, beginning of year	99,053,551	102,028,876
Assets available for benefits, end of year	$ 111,342,174	$ 99,053,551

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2001 and 2000

1. Description of the Plan

The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is provided for general information purposes. The Plan document provides more complete information about the Plan.

Background

First Midwest Bancorp, Inc. ("Company") established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan covering substantially all full-time and part-time Company employees meeting certain age and length-of-service criteria.

Contributions and Benefit Payments

The Company's contribution to the Plan during 2001 and 2000 included a matching contribution of 2% of eligible participant compensation and an annual discretionary contribution of up to an additional 6% of eligible participant compensation. Matching contributions are made quarterly to participants employed on the last day of the quarter. Discretionary contributions are made only to those employed on the last day of the Plan year. Company discretionary contributions are based upon performance of all subsidiaries and the overall consolidated performance of the Company. Participants are fully vested in Company matching contributions and participants become vested in Company discretionary contributions over a period of seven years.

Contributions by participants of up to 10% of eligible compensation are allowed on a tax deferred basis under the provisions of Internal Revenue Code (the Code) Section 401(k), subject to certain limitations. Participant contributions (and earnings thereon) are fully vested.

Participants may direct their contributions as well as Company matching contributions and Company discretionary contributions to any of the investment options offered by the Plan.

In November 2001, the ESOP Fund was added to the Plan. Effective December 27, 2001, shares of the Company's common stock, that were held in the FMBI Stock Fund, that related to Company discretionary contributions to participants' accounts, were transferred to the ESOP fund.

Company contributions are reduced by any forfeitures during the year.

Investment of Plan Assets

A trust fund was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, First Midwest Bank, (Trustee), a subsidiary of the Company and a party-in-interest.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 0-60 months. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

Investments are reported at fair value which, except for short-term investments and loans to participants, is determined using quoted market prices. Short-term investments and loans to participants are reported at cost and unpaid principal balance, respectively, which approximates market.

Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized and unrealized investment gains and losses.

Administrative Expense

Administrative expenses of the Plan are paid from the trust fund, to the extent they are not paid by the Company. Administrative expenses relating to participant loans totaling $4,527 and $6,900 were paid by the Plan's loan account for the years ended December 31, 2001 and 2000, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value by:

	Net Appreciation (Depreciation) in Fair Value During the Year Ended December 31,	
	2001	**2000**
Fair value as determined by quoted market price:		
U.S. Government and government agency securities	$ 81,390	$ 165,190
Common stocks	10,592,402	1,579,908
Corporate bonds, debentures and notes	54,962	58,390
Mutual funds	(347,477)	(102,662)
Common trust funds	(2,287,826)	(1,462,490)
	$ 8,093,451	$ 238,336

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements (continued)

3. Investments (continued)

Dividends received by the Plan on First Midwest common stock during 2001 and 2000 amounted to $1,299,787 and $1,312,874, respectively. Net depreciation on First Midwest Common Trust Funds amounted to $2,287,826 and $1,462,490, respectively.

As of December 31, 2001 and 2000, the Plan held the following investments that comprised 5% or more of the Plan's net assets:

	Fair Value at December 31,	
	2001	**2000**
Goldman Sachs Financial Square Prime #462	$ 13,374,820	$ 10,691,602
First Midwest Bancorp, Inc. Common Stock: (1,996,006 shares December 31, 2001 and 1,625,203 shares at December 31, 2000)	$ 58,263,422	$ 46,727,461
First Midwest Employee Benefit Equity Fund: (836,602 units at December 31, 2001 and 811,852 units at December 31, 2000)	$ 16,711,596	$ 18,800,992

4. Income Taxes

The Plan has received a determination letter from the Internal Revenue Service, dated June 22, 1996, stating that the Plan is qualified under the Code, as amended and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated since the previous determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, income of the related trust is exempt from tax under Section 501(a) of the Code.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in Company contributions.

6. Reconciliation to Form 5500

The financial information provided in the Plan's Form 5500 includes an accrual for benefits that are payable to participants but have not been paid to them at the Plan year end. This amount was $2,386,010 for 2001 and $1,569,020 for 2000. In accordance with accounting principles generally accepted in the United States, this liability is not recognized in the accompanying financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements (continued)

7. Subsequent Events

Effective January 1, 2002, the maximum participant deferral was increased from 10% to 15% of eligible compensation.

Effective January 1, 2002, the portion of participants' accounts related to employee contributions and Company matching contributions invested in the FMBI Stock Fund were transferred to the ESOP Fund. Beginning in 2002, a portion of the Company discretionary contributions will be invested in the ESOP Fund; no employee contributions and Company matching contributions will be credited to this fund. Participants may elect to transfer all or a portion of their ESOP Fund account balance to other investment options offered by the Plan. Employees may not elect to transfer from other investment options into the ESOP Fund. Participants may elect to have any cash dividends paid on the Company common stock held in the ESOP Fund paid in cash to the participant or reinvested in shares of Company common stock held in the ESOP Fund.

Effective July 1, 2002, Retirement Direct will become the new record keeper of the Plan.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
(Plan 002: 36-3161078)

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2001

a. (Note)	b. Identity of Issue	Maturity Date	Interest Rate	Par Value/ Number of Shares	d. Cost	e. Current Value
		c. Description				
SHORT-TERM INVESTMENT						
	Short-Term Investment Fund: Goldman Sachs Financial Square Prime Fund #462		2.100%		$ 13,374,820	$ 13,374,820
U.S. GOVERNMENT AND GOVERNMENT AGENCY SECURITIES						
	Long-Term Government and Goverment Agency Securities					
	United States Treasury Note	02/15/03	6.250%	150,000	149,134	156,703
	United States Treasury Note	05/15/04	7.250%	100,000	102,094	108,719
	United States Treasury Note	08/15/04	7.250%	375,000	379,077	409,571
	United States Treasury Note	05/15/05	6.500%	300,000	306,602	324,282
	United States Treasury Note	05/15/06	6.875%	100,000	101,875	110,219
	United States Treasury Note	10/15/06	6.500%	300,000	308,057	326,813
	United States Treasury Note	02/15/07	6.250%	100,000	95,406	108,094
	United States Treasury Note	08/15/07	6.125%	475,000	490,869	511,219
	United States Treasury Note	08/15/09	6.000%	250,000	250,703	266,563
	United States Treasury Note	02/15/10	6.500%	250,000	256,406	274,766
	Fannie Mae Note	05/26/04	3.180%	250,000	246,094	247,325
	Federal Home Loan Mortgage Note	07/15/04	6.250%	75,000	74,309	79,687
	Federal Nat'l Mortgage Assn Note	10/25/09	5.750%	250,000	253,555	256,675
	Federal Nat'l Mortgage Assn Note	12/01/15	7.000%	186,325	190,925	192,992
					3,205,106	3,373,628

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
(Plan 002: 36-3161078)

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2001

a. (Note)	b. Identity of Issue	c. Description			d. Cost	e. Current Value
		Maturity Date	Interest Rate	Par Value/ Number of Shares		
CORPORATE BONDS						
	ABN AMRO Bank	05/31/05	7.250%	100,000	$ 101,104	$ 107,720
	Abbott Labs	07/01/04	5.125%	100,000	99,831	102,990
	Alcoa Inc.	06/01/11	6.500%	150,000	153,033	154,830
	Dow Chemical	01/15/09	5.970%	100,000	99,457	101,000
	E. I. DuPont De Nemours & Co.	10/15/02	6.750%	150,000	152,686	155,400
	General Electric Cap. Corp.	11/15/10	6.875%	200,000	198,720	213,780
	General Motors Acceptance Corp.	01/15/06	6.750%	250,000	248,941	254,100
	McDonald's Corp.	09/01/05	6.625%	150,000	149,552	153,840
	Merrill Lynch & Co., Inc.	08/17/02	7.375%	100,000	103,182	102,980
	Norwest Financial Inc.	04/15/05	7.500%	75,000	76,712	81,420
	Pacific Bell	07/15/04	7.000%	75,000	74,689	79,988
	Pfizer Inc.	02/01/06	5.625%	500,000	503,800	514,100
	Pitney Bowes Credit Corp.	08/15/08	5.750%	100,000	99,266	99,550
	Wal-Mart Stores, Inc.	03/01/03	6.375%	150,000	149,162	155,925
					2,210,135	2,277,623
COMMON STOCKS						
	AOL Time Warner Inc.			3,640	153,152	116,844
	AT & T Wireless			4,500	65,275	64,665
	Adobe Systems Inc.			1,640	65,229	50,922
	Alcoa Inc.			1,210	39,575	43,016
	Allergan Inc.			620	43,297	46,531
	Allstate Corp.			1,500	47,269	50,550
	Ambac Financial Group			1,060	44,697	61,332
	Amereda Hess Corp.			525	33,680	32,813
	American International Group, Inc.			1,694	103,539	134,504
	Amgen Inc.			960	56,263	54,182
	Anheuser-Busch Companies, Inc.			1,940	53,540	87,707
	Autozone Inc.			260	12,856	18,668
	Ball Corp.			550	35,607	38,885
	Bank America Corp.			2,000	118,843	125,900
	Bed, Bath and Beyond Inc.			2,130	52,394	72,207

13

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
(Plan 002: 36-3161078)

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2001

a. (Note)	b. Identity of Issue	c. Description: Maturity Date	c. Description: Interest Rate	c. Description: Par Value/ Number of Shares	d. Cost	e. Current Value
	BellSouth Corp.			2650	$ 113,994	$ 101,098
	Biomet Inc.			1,877	36,147	57,999
	CDW Computer Centers Inc.			590	28,677	31,689
	Cardinal Health Inc.			1,725	74,576	111,539
	Caterpillar Inc.			550	28,341	28,738
	ChevronTexaco Corp.			1,535	126,931	137,551
	Cinergy Corp.			1,880	56,964	62,848
	Citigroup, Inc.			3,626	105,977	183,040
	Cisco Systems Inc.			5,300	164,753	95,983
	Countrywide Credit Ind. Inc.			1,780	82,043	72,927
	Darden Restaurants Inc.			1,260	25,392	44,604
	Dell Computer Corp.			2,600	68,575	70,668
	Dial Corp.			2,000	34,068	34,300
	Disney			3,690	122,778	76,457
	EMC Corp.			2,300	85,630	30,912
	Exxon Mobil Corp.			4,144	123,040	162,859
	Federal National Mortgage Assn			1,350	111,748	107,325
	First Data Corp.			1,040	61,899	81,588
*	First Midwest Bancorp, Inc.			1,996,006	16,212,407	58,263,422
	Forest Labs			1,420	81,861	116,369
	General Dynamics Corp.			400	34,504	31,856
	General Electric Corp.			5,990	156,086	240,079
	General Mills Inc.			900	39,885	46,809
	Golden West Financial Corp.			1,360	67,129	80,036
	Grainger, W W Inc.			750	35,181	36,000
	Halliburton Co.			1,900	51,857	24,890
	Harley Davidson Inc.			750	32,238	40,733
	Hartford Financial Svcs Group, Inc.			590	41,101	37,070
	Home Depot Inc.			1,850	92,019	94,369
	Illinois Tool Works			550	33,375	37,246
	Intel Corporation			4,590	116,217	144,356
	International Business Machines			1,090	104,548	131,846
	Int’l Flavors & Fragrances Inc.			1,150	35,315	34,167
	Ivax Corp.			4,365	101,009	87,911

14

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
(Plan 002: 36-3161078)

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2001

a. (Note)	b. Identity of Issue	c. Description Maturity Date	Interest Rate	Par Value/ Number of Shares	d. Cost	e. Current Value
	Johnson & Johnson Co.			1,980	$ 99,142	$ 117,018
	Johnson Controls Inc.			680	40,082	54,910
	KLA-TENCOR Corp.			2,220	101,489	110,023
	Kohl's Corp.			1,700	114,390	119,748
	Lehman Brothers Hldgs Inc.			550	41,462	36,740
	Linear Technology Corp.			1,050	49,447	40,992
	MBNA Corporation			1,000	34,681	35,200
	McGraw Hill Companies Inc.			430	22,705	26,221
	Merck & Co., Inc.			1,020	76,711	59,976
	Microsoft Corp.			3,360	201,794	222,600
	Minnesota Mining and Mfg. Co.			540	51,867	63,833
	Morgan Stanley, Dean Witter Discovery Group Inc.			710	43,577	39,717
	Oracle Systems Corp.			4,180	109,254	57,726
	PPG Ind. Inc.			1,750	95,569	90,510
	PPL Corp.			1,600	65,837	55,760
	Pepsi Bottling Group, Inc.			3,100	68,282	72,850
	Pfizer Inc.			3,410	138,466	135,888
	Philip Morris Companies Inc.			1,070	50,334	49,059
	Proctor & Gamble Co.			1,150	74,368	91,000
	Pulte Corp.			490	19,186	21,888
	Ryder Systems Inc.			1,180	20,993	26,137
	SBC Communications Inc.			1,950	83,958	76,381
	Sara Lee Corp.			2,000	45,503	44,460
	Scientific Atlanta Inc.			2,710	100,626	64,877
	Sears Roebuck and Co.			1,650	75,638	78,606
	Sempra Energy Inc.			1,850	47,011	45,418
	Southwest Airlines Co.			1,085	21,698	20,051
	Sun Microsystems			4,370	171,090	53,751
	Sunoco Inc.			850	30,770	31,739
	Suntrust Banks, Inc.			610	38,891	38,247
	Tenet Healthcare Corp.			1,100	60,419	64,592
	Tyco Int'l Ltd.			1,510	79,962	88,939
	United Technologies Corp.			1,050	58,882	67,862
	Verizon Communications			2,190	119,495	103,937

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
(Plan 002: 36-3161078)

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2001

a. (Note)	b. Identity of Issue	c. Description: Maturity Date	c. Description: Interest Rate	c. Description: Par Value/ Number of Shares	d. Cost	e. Current Value
	Walgreen Co.			1,970	$ 74,482	$ 66,310
	Washington Mutual Inc.			3,710	111,894	121,317
	Williams Companies			1,350	39,082	34,452
	Zimmer Holdings Inc.			1,850	57,338	56,499
					22,347,856	64,523,244
COMMON TRUST FUNDS						
*	First Midwest Employee Benefit Equity Fund			836,602	14,649,806	16,711,596
*	First Midwest Employee Benefit Fixed Income Fund			297,669	3,754,638	4,736,033
					18,404,444	21,447,629
MUTUAL FUNDS						
	Vanguard Total Stock Market Index Fund			80,476	2,422,201	2,079,202
	Vanguard Small Capitalization Index Fund			66,815	1,424,090	1,324,941
	Fidelity Diversified Fund			40,663	904,727	775,843
					4,751,018	4,179,986
LOANS TO PARTICIPANTS						
	Participant Loans	Various	7% - 11%		—	1,204,408
					$ 64,293,379	$ 110,381,338

NOTE: An asterisk in column a. denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Date: June 19, 2002   **/s/ DONALD J. SWISTOWICZ**
                                                        Donald J. Swistowicz
                                        Member, Plan Committee and Principal Financial and
                                        Accounting Officer of First Midwest Bancorp, Inc.

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25136) pertaining to the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan of our report dated May 31, 2002 with respect to the financial statements and schedule of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

/s/Ernst & Young LLP

Chicago, Illinois
June 18, 2002